PIPELINE DATA INC.

1515 Hancock Street, Suite 301, Hancock Plaza

Quincy, Massachusetts 02169

November 28, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

ATTN:	Ms. Jessica Barberich

Re:	Pipeline Data Inc.

Item 4.02 Form 8-K

Filed 8/27/2007

File No. 0-50611

Dear Ms. Barberich:

We have filed our Form 8K pursuant to Item 4.02(b).

We have reconsidered the effectiveness of our disclosure controls and procedures as of December 31, 2006. We looked specifically into the effectiveness of our disclosure controls and procedures in terms of classification issues involved in the evaluation of accounting implications associated with non-routine contracts and non-routine complex equity transactions. We found that we needed further support in classifying and reporting these transactions. As a result, we have expanded our accounting staff to include a staff member we believe to be versed in reviewing non-routine transactions and will retain qualified third-party advisors with respect to more complex equity transactions.

Our independent audit committee advised that they expect us to expand our staff to ensure that accounting and reporting are promptly and properly handled. We sought the help of an additional qualified professional who will commence his duties during the fourth quarter of 2007. We retained the assistance of a qualified third party accounting firm to assist in the preparation of the Company’s financial statements for this quarter. We have subscribed to accounting journals and have implemented additional review procedures. We have held staff meetings to ensure the prompt flow of corporate communication and information flow. We are currently scheduling members of our accounting staff for continuing professional education.

We have plan to file an amendment to our Form 10-QSB for quarters ended March 31, 2007 and June 30, 2007.

We acknowledge on behalf of Pipeline Data Inc. (the “Company”) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ MacAllister Smith

MacAllister Smith

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